Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

June 10, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on June 10, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

June 10, 2025

SCHEDULE “A”

DIGI POWER X ISSUES LETTER TO SHAREHOLDERS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – June 10, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops data centers, is pleased to announce the release of the following report to shareholders by Michel Amar, Chairman and Chief Executive Officer.

Dear Shareholders,

As we reach the halfway mark of 2025, I want to personally thank you for your continued support and belief in Digi Power X Inc., as we execute on our vision to be a leader in the convergence of artificial intelligence (AI) infrastructure and sustainable power. I am pleased to share our recent progress and where we are headed next.

From Digihost to Digi Power X

Earlier this year, we completed our corporate transformation from Digihost Technology Inc. (Nasdaq/TSXV: DGHI) to Digi Power X Inc. (Nasdaq: DGXX / TSXV: DGX). The change in our name reflects our strategic shift from being solely a blockchain infrastructure company to a broader energy and AI infrastructure platform. Our new identity better aligns with our mission to develop and operate power-optimized, Tier 3-ready data centers that will support next-generation compute, AI and high-performance workloads.

Strategic Partnership with Supermicro

One of the most meaningful developments this quarter was the launch of our partnership with Super Micro Computer, Inc. (Nasdaq: SMCI) (“Super Micro”), a global leader in high-performance, energy-efficient server technology. Together, we are building AI data center systems powered by NVIDIA’s B200 GPUs, to be implemented at our Alabama data center facility.

Our first deployment will be a high-performance AI compute cluster built with Super Micro’s liquid-cooled server infrastructure. This cluster will power the launch of our ARMS™ (AI-Ready Modular Solution) platform, a Tier 3-certified modular data center designed specifically for dense AI and HPC workloads.

Progress on Our AI Infrastructure

The ARMS 200, our flagship modular unit, is in final preparation for installation at our Tier 3 data center in Alabama. This planned deployment will serve as a live demonstration of our ability to deliver full-stack compute infrastructure quickly and reliably. It also sets the stage for further rollouts at additional high-power sites through our subsidiary, US Data Centers, Inc.

Our Vision and Market Opportunity

AI infrastructure is entering a new phase of growth, driven by massive demand for training, inference and enterprise deployment. Digi Power X sits at the intersection of AI, energy and infrastructure, with a vertically integrated approach that emphasizes speed, control and cost-efficiency.

Through our partnership with Super Micro, we plan to deliver:

●	complete turnkey hosting systems built on top-tier hardware;

●	modular platforms tailored for enterprise and government needs; and

●	scalable, power-ready environments optimized for GPU acceleration

Our vision is to position Digi Power X as a preferred provider for modular, energy-backed AI infrastructure.

Financial Progress and Load Expansion

We are proud to report year-over-year revenue growth over the past fiscal year in our colocation and sale of energy revenue verticals, supported by solid performance across both our energy and infrastructure segments. In addition, we saw a revenue increase of approximately 64.5% in the first quarter of 2025, over the previous fiscal quarter. Our cash position remains strong, and we carry no long-term debt. This gives us the ability to pursue growth opportunities without compromising financial discipline. In addition, the interconnection load study for our New York site is expected to conclude in the coming months, which we anticipate will create new capacity and expansion potential on the East Coast.

Looking Ahead

We are executing with urgency and focus. Over the next several months, we plan to:

●	launch the first ARMS 200 unit into production;

●	begin scaling additional units across key regions;

●	build upon our relationship with Super Micro to support broader system configurations; and

●	sign initial anchor customers in AI, cloud, and enterprise markets

We are building the backbone of AI infrastructure: modular, scalable, and powered for what comes next.

Thank you again for your trust and continued support. We look forward to updating you as we execute on the next phase of growth at Digi Power X.

On behalf of the Board of Directors,

Michel Amar, Chairman and Chief Executive Officer

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and diversified energy deployment strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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